UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

MVB Financial Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

553810102

(CUSIP Number of Class of Securities)

Donald T. Robinson

Executive Vice President and Chief Financial Officer

MVB Financial Corp.

301 Virginia Avenue

Fairmont, West Virginia 26554-2777

(304) 363-4800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

with a copy to:

James J. Barresi, Esq.

Squire Patton Boggs (US) LLP

201 East Fourth Street, Suite 1900

Cincinnati, OH 45202

(513) 361-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$45,000,000	$4,909.50

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $45,000,000 in value of shares of the Common Stock, par value $1.00 per share, of MVB Financial Corp.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,909.50	Filing Party: MVB Financial Corp.
Form or Registration No.: Schedule TO	Date Filed: November 17, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by MVB Financial Corp., a West Virginia corporation (“MVB” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, on November 17, 2020 (the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $45,000,000 of shares of its common stock, par value $1.00 per share (the “Shares”), at a per Share price not greater than $20.25 and not less than $18.00, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated November 17, 2020 (the “Offer to Purchase”), and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 1	Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

In the Offer to Purchase, the section titled “Summary Term Sheet” is hereby amended and supplemented as follows:

•	The first paragraph of the answer to “When and how will MVB pay for the Shares I tender that are accepted for payment?” is hereby amended and restated to state:

“We expect to use the net proceeds from the Notes Offering and cash and cash equivalents to fund the Share purchases in the Offer, and to pay related fees and expenses. The Offer is contingent upon the closing of the Notes Offering. On November 30, 2020, the Company announced that it had completed the Notes Offering, satisfying the Financing Condition.”

•	The last sentence of the answer to “May holders of restricted stock units, performance share units or other restricted equity awards participate in the Offer?” is hereby amended and restated to state:

“As described below, our directors and executive officers have informed us that they do not intend to participate in the Offer.”

•	The first sentence of the answer to “Do MVB’s directors or executive officers intend to tender their Shares in the Offer?” is hereby amended and restated to state:

“Our directors and executive officers have informed us that they do not intend to participate in the Offer, but may, in compliance with stock ownership guidelines and internal compliance requirements, sell their shares in open market transactions after the Offer has terminated, at prices that may or may not be more favorable than the Purchase Price to be paid in the Offer.”

•	The second sub-bullet point under the second bullet point in the answer to “Are there any conditions to the Offer?” is hereby amended and restated by replacing “formal or internal interpretation” with “official interpretation.”

•	The fifth sub-bullet point under the second bullet point in the answer to “Are there any conditions to the Offer?” is hereby amended and restated to state:

“any commencement of a war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism, shall have occurred directly involving the United States on or after November 16, 2020, or any material escalation, on or after November 16, 2020, of any war or armed hostilities that had commenced prior to November 16, 2020, shall have occurred which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer;”

Item 2	Subject Company Information.

Item 1 is hereby amended and supplemented as follows:

In the Offer to Purchase, the following paragraph is hereby added after the fourth paragraph in Section 8 (“Price Range of Shares; Dividends”):

“On November 18, 2020, our Board of Directors declared a cash dividend of $0.09 per share to shareholders of record on December 1, 2020, payable on December 15, 2020.”

Item 4	Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

In the Offer to Purchase:

•	The following sentence is hereby added to the end of the seventh paragraph in Section 3 (“Procedures for Tendering Shares”):

“If more than one box is checked or if no box is checked in such section, there is no valid tender of Shares.”

•	The section titled “Summary Term Sheet” and Section 7 (“Conditions of the Offer”) are amended and supplemented by the following information and the information set forth under Items 1.01, 2.03 and 8.01 of the Company’s Current Report on Form 8-K dated November 30, 2020 and incorporated herein by reference:

The Financing Condition (as set forth on the front cover of the Offer to Purchase) has been satisfied as of November 30, 2020. In satisfaction of the Financing Condition, on November 30, 2020, the Company issued sold and issued $40.0 million in aggregate principal amount of its 4.25% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “Subordinated Notes”).

Item 5	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented as follows:

The Company has entered the following agreements in connection with other securities of the Company:

(i)	Subordinated Note Purchase Agreement, dated November 30, 2020, by and among the Company and the Purchasers party thereto (the “Subordinated Note Purchase Agreement”), filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated November 30, 2018, is incorporated herein by reference.

(ii)	4.25% Fixed-to-Floating Rate Subordinated Note due December 1, 2020 (the “Subordinated Note”), included as Exhibit A to the Subordinated Note Purchase Agreement, is incorporated herein by reference.

Descriptions of the Subordinated Note Purchase Agreement and the Subordinated Notes are set forth under Item 1.01 of the Company’s Current Report on Form 8-K dated November 30, 2020 and incorporated herein by reference.

Item 7	Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

In the Offer to Purchase:

•	The section titled “Summary Term Sheet,” Section 7 (“Conditions of the Offer”) and Section 9 (“Source and Amount of Funds”) are amended and supplemented by disclosing that on November 30, 2020, the Company announced that it had completed the Notes Offering, satisfying the Financing Condition. The Notes were issued at a price equal to 100% of their face amount to certain qualified institutional buyers. The Notes are unsecured and have a stated maturity of December 1, 2030 and bear interest at a fixed rate of 4.25% per year, from and including the original issue date of the Notes to December 1, 2025. From December 1, 2025 to the maturity date or early redemption date, the interest rate will reset quarterly at a variable rate equal to the then current three-month term secured overnight financing rate (“SOFR”), plus 401 basis points. As provided in the Notes, the interest rate on the Notes during the applicable floating rate period may be determined based on a rate other than three-month term SOFR. The terms of the Notes are further set forth under Items 1.01, 2.03 and 8.01 of the Company’s Current Report on Form 8-K dated November 30, 2020 and incorporated herein by reference. The Company has made no plans or arrangements to repay the Subordinated Notes.

•	The second sub-bullet point under the second bullet point in Section 7 (“Conditions of the Offer”) is hereby amended by replacing “formal or internal interpretation” with “official interpretation.”

•	The fifth sub-bullet point under the second bullet point in Section 7 (“Conditions of the Offer”) is hereby amended and restated to state:

“any commencement of a war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism, shall have occurred directly involving the United States on or after November 16, 2020, or any material escalation, on or after November 16, 2020, of any war or armed hostilities that had commenced prior to November 16, 2020, shall have occurred which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer;”

Item 8	Interest in Securities of the Subject Company.

Item 8 is hereby amended and supplemented as follows:

In the Offer to Purchase, the second sentence of the second paragraph in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares.”) is hereby amended and restated to state:

“Our directors and executive officers have informed us that they do not intend to participate in the Offer.”

Item 11	Additional Information.

Item 11 is hereby amended and supplemented as follows:

In the Offer to Purchase:

•	The fifth paragraph of the front cover is hereby amended and restated to state:

“The Offer is not conditioned on any minimum value of Shares being tendered. The Offer, however, is subject to the closing (the “Financing Condition”) of the private placement to certain institutional accredited investors (the “Notes Offering”) of at least $40,000,000 aggregate principal amount of Tier 2 qualifying subordinated notes (the “Notes”), and the other conditions to the Offer set forth herein. On November 30, 2020, the Company announced that it had completed the Notes Offering, satisfying the Financing Condition. See Section 7, “Conditions of the Offer.””

•	Each of the first sentence of the second paragraph on the page immediately following the front cover and the first sentence of the fifth paragraph in the section titled “Introduction” is hereby amended and restated to state:

“Our directors and executive officers have informed us that they do not intend to participate in the Offer, but may, in compliance with stock ownership guidelines and internal compliance requirements, sell their shares in open market transactions after the Offer has terminated, at prices that may or may not be more favorable than the Purchase Price to be paid in the Offer.”

•	The third paragraph of the section titled “Introduction” is hereby amended and restated to state:

“The Offer is not conditioned on any minimum value of Shares being tendered. The Offer, however, is subject to the closing of the Notes Offering and the other conditions to the Offer set forth herein. On November 30, 2020, the Company announced that it had completed the Notes Offering, satisfying the Financing Condition. Our obligation to accept and pay for Shares properly tendered at or below the Purchase Price and not properly withdrawn pursuant to the Offer is conditioned upon satisfaction or waiver of these conditions. See Section 7.

•	The seventh paragraph under the header “Summary of Procedures for Tendering your Shares” is hereby amended and restated to state:

“WE ARE NOT MAKING THE OFFER IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO, PROVIDED THAT WE WILL COMPLY WITH THE REQUIREMENTS OF RULE 13e-4(f)(8) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). VALIDLY TENDERED SHARES WILL BE ACCEPTED FROM ALL HOLDERS, WHEREVER LOCATED. WE MAY, AT OUR DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO SHAREHOLDERS IN ANY SUCH JURISDICTION. IN ANY JURISDICTION THE SECURITIES OR BLUE SKY LAWS OF WHICH REQUIRE THE TENDER OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE TENDER OFFER IS BEING MADE ON OUR BEHALF BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.”

The Letter of Transmittal is hereby amended and supplemented as follows:

•	The first paragraph under the table titled “DESCRIPTION OF SHARES TENDERED” is hereby amended and restated to state:

“The Offer is not being made in any jurisdiction in which the making of the Offer would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Validly tendered Shares will be accepted from all holders, wherever located.”

•	Paragraph 11 is hereby amended and restated to state:

“THE OFFER IS NOT BEING MADE IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. VALIDLY TENDERED SHARES WILL BE ACCEPTED FROM ALL HOLDERS, WHEREVER LOCATED; and”

In the Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, the second to last paragraph is hereby amended and restated to state:

“THE COMPANY IS NOT MAKING THE OFFER IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO, PROVIDED THAT THE COMPANY WILL COMPLY WITH THE REQUIREMENTS OF RULE 13E-4(F)(8) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. VALIDLY TENDERED SHARES WILL BE ACCEPTED FROM ALL HOLDERS, WHEREVER LOCATED. THE COMPANY MAY, AT ITS DISCRETION, TAKE ANY ACTIONS NECESSARY FOR US TO MAKE THE OFFER TO SHAREHOLDERS IN ANY SUCH JURISDICTION. IN ANY JURISDICTION THE SECURITIES OR BLUE SKY LAWS OF WHICH REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER IS BEING MADE ON THE COMPANY’S BEHALF BY THE DEALER MANAGER OR ONE OR MORE REGISTERED BROKERS OR DEALERS, WHICH ARE LICENSED UNDER THE LAWS OF SUCH JURISDICTION.”

In the Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, the last paragraph in the body of the letter (before the Instruction Form) is hereby amended and restated to state:

“The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of the Shares. The Offer is not being made in any jurisdiction where it would be illegal to do so, provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. Validly tendered Shares will be accepted from all holders, wherever located. MVB may, at its discretion, take any action necessary to make the Offer to shareholders in any such jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer will be made on our behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

In the Summary Advertisement, the first paragraph on the cover page is hereby amended and restated to state:

“This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated November 17, 2020 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made in any jurisdiction in which the making of offers to sell Shares would not be in compliance with the laws of that jurisdiction.”

Item 12	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 17, 2020.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Summary Advertisement.

(a)(5)(A)*	Press Release issued by the Company on November 17, 2020.

(b)(1)(A)	Form of Subordinated Note Purchase Agreement, dated November 30, 2020, by and among MVB Financial Corp. and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 001-38314, filed November 30, 2020).

(b)(1)(B)	Form of 4.25% Fixed-to-Floating Rate Subordinated Note due December 1, 2020 (included as Exhibit A to the Subordinated Note Purchase Agreement filed as Exhibit (b)(1)(A) hereto).

(d)(1)	MVB Financial Corp. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004).

(d)(2)	MVB Financial Corp. 2013 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Form 10-K, File No. 001-38314, filed March 8, 2018).

(d)(3)	MVB Financial Corp. 2018 Annual Senior Executive Performance Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 8-K, File No. 001-38314, filed February 23, 2018).

Exhibit Number	Description
(d)(4)	Employment Agreement of Larry F. Mazza (incorporated by reference to Exhibit 99.1 to Form 8-K/A, File No. 000-50567, filed January 24, 2014).

(d)(5)	Employment Agreement of Donald T. Robinson (incorporated by reference to Exhibit 99.1 to Form 8-K, File No. 000-50567, filed December 3, 2015).

(d)(6)	Offer Letter for Donald T. Robinson (incorporated by reference to Exhibit 99.2 to Form 8-K, File No. 000-50567, filed December 3, 2015).

(d)(7)	Investment Agreement between MVB Financial Corp. and Larry F. Mazza (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 000-50567, filed March 13, 2017).

(d)(8)	MVB Financial Corp. Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, File No. 001-38314, filed March 27, 2018).

* Filed previously

Item 13	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MVB Financial Corp.

By:	/s/ Donald T. Robinson
Name:	Donald T. Robinson
Title:	Executive Vice President and Chief Financial Officer

Date: November 30, 2020

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